Pepco Holdings Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
November 2, 2006

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Third-Quarter 2006 Earnings; Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported third quarter 2006 consolidated earnings of $104.0 million, or 54 cents per share, compared to $168.0 million, or 89 cents per share, in the third quarter of 2005. Excluding the special items described below, earnings for the 2006 quarter would have been $111.9 million, or 58 cents per share, compared to $135.6 million, or 72 cents per share, for the 2005 quarter. The weighted average number of shares outstanding for the third quarter of 2006 was 190.8 million compared to 189.2 million for the third quarter of 2005.

The earnings decrease, excluding special items, for the third quarter of 2006 as compared to the 2005 quarter was due primarily to lower kWh sales at Power Delivery driven by milder weather, lower network transmission revenue primarily due to a true-up in the 2006 transmission rates for rates in effect in 2005, and lower generating output at Conectiv Energy reflecting milder weather, higher fuel oil prices and an unplanned outage at the Hay Road generating facility. The impact of these decreases was partially offset by higher Full Requirements Load Service earnings at Conectiv Energy as a result of new, higher margin supply contracts and a mark-to-market gain on a supply contract, and higher earnings from Conectiv Energy's Other Power, Oil and Gas Marketing Services.

"Earnings for the quarter clearly were negatively impacted by the weather relative to last year, driven by a 15% decrease in cooling degree days," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "And, while year-to-date we experienced customer growth of 1.2% in our service territory, weather adjusted kWh sales increased by just 0.2%. Sales were impacted by lower customer usage due to, we believe, customer conservation efforts in light of rising energy prices." He added, "We continue to make progress in the execution of our regulatory plan. In August, we filed for a distribution rate increase for our gas delivery business, and we still anticipate filing three electric distribution cases prior to year-end. Conectiv Energy and Pepco Energy Services both continue to make good progress in executing their strategies. We are pleased with the recent Reliability Pricing Model settlement now in front of the FERC, and our retail business continues to provide solid financial results as they focus on the commercial and industrial market."

For the nine months ended Sept. 30, 2006, consolidated earnings were $212.0 million, or $1.11 per share, compared to $289.1 million, or $1.53 per share, for the same period in the prior year. Excluding the special items described below, earnings for the nine months ended Sept. 30, 2006 would have been $216.2 million, or $1.13 per share, compared to $251.6 million, or $1.33 per share, for the first nine months of 2005. The weighted average number of shares outstanding for the nine months ended Sept. 30, 2006 was 190.4 million compared to 188.8 million for the same period in the prior year.

The decrease in earnings, excluding special items, for the nine months ended Sept. 30, 2006, compared to the same period in the prior year was driven primarily by lower kWh sales at Power Delivery due to milder weather, lower network transmission revenue primarily due to a true-up in the 2006 transmission rates for rates in effect in 2005, lower generating output at Conectiv Energy reflecting milder weather, higher fuel oil prices and an unplanned outage at Hay Road, and higher operation and maintenance expenses at Power Delivery and Conectiv Energy. The impact of these decreases was partially offset by higher Full Requirements Load Service earnings at Conectiv Energy as a result of new, higher margin supply contracts and a mark-to-market gain on a supply contract, higher earnings from Conectiv Energy's Other Power, Oil and Gas Marketing Services, higher earnings at Pepco Energy Services driven by its retail commodity and energy services businesses and an unfavorable unbilled revenue adjustment at Power Delivery in the second quarter of 2005.

Third-Quarter Highlights

Mirant

- On Aug. 9, 2006, the Bankruptcy Court approved the settlement agreement entered into by Pepco and Mirant. Under the settlement, Pepco will allow Mirant to reject the back-to-back agreement relating to Pepco's power purchase agreement with Panda-Brandywine in exchange for a payment of $450 million. On Aug. 18, 2006, certain creditors of Mirant appealed the approval order to the District Court. Pursuant to the settlement agreement, upon approval of the settlement agreement by the Bankruptcy Court, Pepco received a payment of $70 million from Mirant to settle other disputes and pre-petition claims and as reimbursement for legal fees. The $70 million payment must be repaid by Pepco if the Bankruptcy Court approval of the settlement agreement is not upheld on appeal. Therefore, no impact has been recorded to income relating to the receipt of this $70 million payment.

- While the appeal of the Bankruptcy Court approval of the settlement agreement is pending, litigation continues. On July 19, 2006, the Court of Appeals for the Fifth Circuit issued an opinion affirming the District Court's orders which had been appealed by Mirant. The District Court's orders had denied Mirant's attempt to reject the back-to-back agreement and had directed Mirant to resume making payments to Pepco.

Operations

- Power Delivery electric sales were 14,732 gigawatt hours (GWhs) in the third quarter of 2006 compared to 15,305 GWhs for the same period last year. Cooling degree days decreased by 15% for the three months ended Sept. 30, 2006, compared to the same period in 2005. Weather adjusted electric sales were 14,426 GWhs in the third quarter of 2006 compared to 14,288 GWhs for the same period last year.

- Conectiv Energy's gross margin (defined as revenue less cost of goods sold) on Merchant Generation was $67.2 million in the third quarter of 2006, compared to $100.0 million in the third quarter of 2005. The decrease resulted primarily from lower generation output reflecting milder weather, reduced dispatch of units due to higher oil prices, and an unplanned outage at Hay Road. It is estimated that the Hay Road outage in the third quarter of 2006 reduced Merchant Generation gross margins by approximately $7 million.

- Conectiv Energy's gross margin on Full Requirements Load Service was $10.1 million in the third quarter of 2006, compared to $(11.1) million in the third quarter of 2005. The increase was driven primarily by new, higher margin supply contracts and a mark-to-market gain on a supply contract, which more than offset lower sales.

- Pepco Energy Services had record high commercial and industrial retail electricity sales of 4,232 GWhs in the third quarter of 2006, compared to 3,743 GWhs in the third quarter of 2005. This increase primarily reflects the acquisition of additional commercial and industrial customer loads.

- Pepco Energy Services' electric load served at Sept. 30, 2006 was 2,955 MW, compared to 2,528 MW at Sept. 30, 2005. This increase primarily reflects the acquisition of additional commercial and industrial load in both existing and new markets.

Regulatory Matters

- On Aug. 17, 2006, Atlantic City Electric entered into an agreement to sell the B.L. England Generating Station to RC Cape May Holdings, LLC for $12.2 million. The sale, which is subject to the receipt of certain regulatory approvals, is expected to close during the first quarter of 2007.

- On Aug. 31, 2006, Delmarva Power filed a gas base rate case in Delaware seeking approval of an annual rate increase of approximately $15.0 million. A decision is expected by March 31, 2007.

- On Sept. 1, 2006, Atlantic City Electric completed the sale of its interests in the Keystone and Conemaugh generating stations to Duquesne Light Holdings Inc. for $177.0 million. Approximately $81.3 million of the net gain from the sale was used to fully offset the remaining deferred balance, which ACE had been recovering in rates, and approximately $51.7 million of the net gain will be returned to ratepayers over a 33-month period as a credit on their bills.

Further details regarding changes in consolidated earnings between 2006 and 2005 can be found in the following schedules.

Special Items

GAAP earnings for the third quarter 2006 include the following special item, which management believes is not representative of the company's ongoing business operations:

- After-tax charges of $7.9 million, or 4 cents per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

GAAP earnings for the third quarter 2005, include the following special items:

- After-tax earnings of $40.7 million, or 22 cents per share, related to the gain associated with the sale by Pepco of the Buzzard Point non-utility land and

- After-tax charges of $8.3 million, or 5 cents per share, related to the increase in income tax expense for the interest accrued on the potential impact of the IRS Revenue Ruling on mixed service costs (IRS Revenue Ruling 2005-53).

GAAP earnings for the nine months ended Sept. 30, 2006, include the following special items:

- After-tax earnings of $7.9 million, or 4 cents per share, related to a gain on Conectiv Energy's disposition of its interest in a co-generation facility and

- After-tax charges of $12.1 million, or 6 cents per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

GAAP earnings for the nine months ended Sept. 30, 2005, include the following special items:

- After-tax earnings of $40.7 million, or 22 cents per share, related to the gain associated with the sale by Pepco of the Buzzard Point non-utility land;

- After-tax charges of $8.3 million, or 5 cents per share, related to the increase in income tax expense for the interest accrued on the potential impact of the IRS Revenue Ruling on mixed service costs (IRS Revenue Ruling 2005-53) and

- After-tax earnings of $5.1 million, or 3 cents per share, related to the Atlantic City Electric base rate case proceedings settlement.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings - Millions of dollars	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
Reported (GAAP) Net Earnings	$104.0	$168.0	$212.0	$289.1
Special Items:				
Impairment loss on energy services assets	7.9	-	12.1	-
Gain on disposition of interest in a co-generation facility	-	-	(7.9)	-
Accrual related to potential impact of IRS Revenue Ruling 2005-53	-	8.3	-	8.3
New Jersey base rate case settlement	-	-	-	(5.1)
Gain on sale of Buzzard Point non-utility land	-	(40.7)	-	(40.7)
Net Earnings, Excluding Special Items	$111.9	$135.6	$216.2	$251.6

Earnings per Share	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
Reported (GAAP) Earnings per Share	$0.54	$0.89	$1.11	$1.53
Special Items:				
Impairment loss on energy services assets	0.04	-	0.06	-
Gain on disposition of interest in a co-generation facility	-	-	(0.04)	-
Accrual related to potential impact of IRS Revenue Ruling 2005-53	-	0.05	-	0.05
New Jersey base rate case settlement	-	-	-	(0.03)
Gain on sale of Buzzard Point non-utility land	-	(0.22)	-	(0.22)
Earnings per Share, Excluding Special Items	$0.58	$0.72	$1.13	$1.33

Pepco Holdings Inc. will host a conference call to discuss third quarter results on Friday, Nov. 3rd at 10:00 a.m. E.S.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-761-0749 before 9:55 a.m. The pass code for the call is 47229843. International callers may access the call by dialing 1-617-614-2707, using the same pass code, 47229843. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 76609518. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 76609518. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, New Jersey and Virginia, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2006 / 2005

	3rd Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2005 Net Income/(Loss) (GAAP) (Restated) 1/	$ 0.73	$ 0.15	$ 0.03	$ 0.04	$ (0.06)	$ 0.89
2005 Special Items 2/						
• Gain on sale of Buzzard Point land	(0.22)	-	-	-	-	(0.22)
• IRS Revenue ruling 2005-53 (Mixed Service Costs)	0.05	-	-	-	-	0.05
2005 Net Income/(Loss) excluding Special Items (Restated)	0.56	0.15	0.03	0.04	(0.06)	0.72
Change from 2005 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Revenue - Weather (estimate)**3/**	(0.06)	-	-	-	-	(0.06)
- Network Transmission	(0.04)	-	-	-	-	(0.04)
- Other Distribution Revenue	(0.01)	-	-	-	-	(0.01)
• Other, net	(0.01)	-	-	-	-	(0.01)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	(0.10)	-	-	-	(0.10)
- Full Requirements Load Service	-	0.07	-	-	-	0.07
- Other Power, Oil, and Gas Marketing	-	0.03	-	-	-	0.03
• Operating costs, net	-	(0.03)	-	-	-	(0.03)
Pepco Energy Services						
• Retail commodity	-	-	0.02	-	-	0.02
• Energy services	-	-	0.01	-	-	0.01
• Other, net (primarily power plant generation activity)	-	-	(0.02)	-	-	(0.02)
Other Non-Regulated						
• Financial investment portfolio	-	-	-	0.01	-	0.01
Corporate & Other						
• Other, net	-	-	-	-	-	-
Capital Costs	-	-	-	-	(0.01)	(0.01)
2006 Net Income/(Loss) excluding Special Items	0.44	0.12	0.04	0.05	(0.07)	0.58
2006 Special Items 2/						
• Impairment loss on certain energy services business assets	-	-	(0.04)	-	-	(0.04)
2006 Net Income/(Loss) (GAAP) 4/	$ 0.44	$ 0.12	$ 0.00	$ 0.05	$ (0.07)	$ 0.54

1/ 2005 weighted average shares outstanding for the 3rd quarter was 189,216,577.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2006 compared with the 20 year average weather is estimated to have increased earnings by $.03 per share.

4/ 2006 weighted average shares outstanding for the 3rd quarter was 190,839,111.

SELECTED FINANCIAL INFORMATION (Continued)

Pepco Holdings, Inc.
Earnings Per Share Variance
2006 / 2005

	September Year-to-Date					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2005 Net Income/(Loss) (GAAP) (Restated) 1/	$ 1.27	$ 0.24	$ 0.10	$ 0.14	$ (0.22)	$ 1.53
2005 Special Items 2/						
• Gain on sale of Buzzard Point land	(0.22)	-	-	-	-	(0.22)
• IRS Revenue ruling 2005-53 (Mixed Service Costs)	0.05	-	-	-	-	0.05
• ACE - New Jersey Base Rate Case Settlement	(0.03)	-	-	-	-	(0.03)
2005 Net Income/(Loss) excluding Special Items (Restated)	1.07	0.24	0.10	0.14	(0.22)	1.33
Change from 2005 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Revenue - Weather (estimate)**3/**	(0.13)	-	-	-	-	(0.13)
- Network Transmission	(0.03)	-	-	-	-	(0.03)
- Other Distribution Revenue	(0.03)	-	-	-	-	(0.03)
- 2005 Unbilled Revenue Adjustment	0.04	-	-	-	-	0.04
- Standard Offer Service Margin	0.02	-	-	-	-	0.02
• Operation & Maintenance	(0.04)	-	-	-	-	(0.04)
• Other, net	(0.02)	-	-	-	-	(0.02)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	(0.11)	-	-	-	(0.11)
- Full Requirements Load Service	-	0.04	-	-	-	0.04
- Other Power, Oil, and Gas Marketing	-	0.07	-	-	-	0.07
• Operating costs, net	-	(0.06)	-	-	-	(0.06)
Pepco Energy Services						
• Retail commodity	-	-	0.05	-	-	0.05
• Energy services	-	-	0.02	-	-	0.02
• Other, net (primarily power plant generation activity)	-	-	(0.05)	-	-	(0.05)
Other Non-Regulated						
• 2005 gain on sale of energy investment	-	-	-	(0.03)	-	(0.03)
• Financial investment portfolio	-	-	-	0.04	-	0.04
Corporate & Other						
• Tax audit true-ups primarily eliminated in consolidation	0.01	-	-	0.03	(0.05)	(0.01)
• Other, net	-	-	-	-	(0.01)	(0.01)
Capital Costs	-	-	0.01	0.02	0.01	0.04
2006 Net Income/(Loss) excluding Special Items	0.89	0.18	0.13	0.20	(0.27)	1.13
2006 Special Items 2/						
• Gain on disposition of assets associated with Burney co-generation facility	-	0.04	-	-	-	0.04
• Impairment loss on certain energy services business assets	-	-	(0.06)	-	-	(0.06)
2006 Net Income/(Loss) (GAAP) 4/	$ 0.89	$ 0.22	$ 0.07	$ 0.20	$ (0.27)	$ 1.11

1/ 2005 weighted average shares outstanding at year-to-date was 188,803,771.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The effect of weather in 2006 compared with the 20 year average weather is estimated to have decreased earnings by $.02 per share.

4/ 2006 weighted average shares outstanding at year-to-date was 190,389,745.

SEGMENT INFORMATION

	Three Months Ended September 30, 2006					
	(Millions of dollars)					
		Competitive Energy Segments				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$1,660.7	$633.6 (b)	$488.3	$21.4	$(214.1)	$2,589.9
Operating Expense (c)	1,488.3 (b)	587.3	488.8 (d)	1.9	(219.2)	2,347.1
Operating Income	172.4	46.3	(.5)	19.5	5.1	242.8
Interest Income	3.4	8.9	1.0	42.6	(51.6)	4.3
Interest Expense	46.3	16.6	1.5	50.5	(27.9)	87.0
Other Income	4.7	.1	.9	.7	.1	6.5
Preferred Stock Dividends	.3	-	-	.6	(.6)	.3
Income Taxes	50.4	16.2	.2	1.9	(6.4)	62.3
Net Income (Loss)	83.5	22.5	(.3)	9.8	(11.5)	104.0
Total Assets	8,964.2	1,837.6	666.8	1,515.6	965.7	13,949.9
Construction Expenditures	102.4	2.5	1.8	-	1.3	108.0

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(214.4) million for Operating Revenue, $(212.7) million for Operating Expense, $(72.8) million for Interest Income, $(72.2) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $144.1 million for the three months ended September 30, 2006.

(c) Includes depreciation and amortization of $109.3 million, consisting of $95.9 million for Power Delivery, $9.0 million for Conectiv Energy, $3.0 million for Pepco Energy Services, and $1.4 million for Other.

(d) Includes $12.6 million impairment losses ($7.9 million after-tax) on certain energy services business assets.

SEGMENT INFORMATION (Continued)

Three Months Ended September 30, 2005 (As Restated)
(Millions of dollars)

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
		Competitive Energy Segments				
Operating Revenue	$1,501.6	$820.0 (b)	$425.8	$21.4	$(285.2)	$2,483.6
Operating Expense (c)	1,214.6 (b)	770.0	414.8	1.7	(285.8)	2,115.3
Operating Income	287.0	50.0	11.0	19.7	.6	368.3
Interest Income	3.1	8.4	.8	30.0	(38.4)	3.9
Interest Expense	44.9	15.2	2.7	39.7	(16.8)	85.7
Other Income	4.1	4.9	.5	(.6)	.5	9.4
Preferred Stock Dividends	.6	-	-	.6	(.6)	.6
Income Taxes	110.6	19.4	3.4	1.9	(8.0)	127.3
Net Income (Loss)	138.1 (d)	28.7	6.2	6.9	(11.9)	168.0
Total Assets	8,792.4	2,224.9	639.0	1,390.4	1,137.0	14,183.7
Construction Expenditures	115.5	2.7	3.1	-	1.9	123.2

Note:

(a)   Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(285.3) million for Operating Revenue, $(283.9) million for Operating Expense, $(58.0) million for Interest Income, $(57.2) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b)   Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $192.7 million for the three months ended September 30, 2005.

(c)   Includes depreciation and amortization of $109.1 million, consisting of $95.7 million for Power Delivery, $8.7 million for Conectiv Energy, $3.4 million for Pepco Energy Services, and $1.3 million for Other.

(d)   Includes after-tax gain of $40.7 million from sale of non-utility land owned by Pepco at Buzzard Point.

SEGMENT INFORMATION (Continued)

	Power Delivery	Competitive Energy Segments				
		Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$4,014.9	$1,699.1 (b)	$1,205.5	$70.6	$(531.7)	$6,458.4
Operating Expense (c)	3,624.9 (b)	1,619.6	1,183.0 (e)	5.2	(534.2)	5,898.5
Operating Income	390.0	79.5	22.5	65.4	2.5	559.9
Interest Income	8.2	26.5	2.0	126.9	(151.6)	12.0
Interest Expense	135.0	47.5	3.2	150.6	(82.5)	253.8
Other Income	14.0	11.8 (d)	1.5	3.3	1.0	31.6
Preferred Stock Dividends	1.8	-	-	1.8	(2.6)	1.0
Income Taxes	106.3	29.1	9.4	5.2	(13.3)	136.7
Net Income (Loss)	169.1 (f)	41.2	13.4	38.0 (f)	(49.7) (f)	212.0
Total Assets	8,964.2	1,837.6	666.8	1,515.6	965.7	13,949.9
Construction Expenditures	335.9	7.5	5.7	-	7.2	356.3

Nine Months Ended September 30, 2006 — (Millions of dollars)

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(533.5) million for Operating Revenue, $(529.0) million for Operating Expense, $(209.8) million for Interest Income, $(208.0) million for Interest Expense, and $(1.8) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $370.3 million for the nine months ended September 30, 2006.

(c) Includes depreciation and amortization of $315.4 million, consisting of $275.4 million for Power Delivery, $27.2 million for Conectiv Energy, $8.8 million for Pepco Energy Services, and $4.0 million for Other.

(d) Includes $12.3 million gain ($7.9 million after-tax) on the sale of its equity interest in a joint venture which owns a wood burning cogeneration facility in California.

(e) Includes $19.1 million impairment losses ($12.1 million after-tax) on certain energy services business assets.

(f) Includes the total favorable impact of $6.3 million related to tax matters that were resolved during the second quarter of 2006 ($2.5 million for Power Delivery and $5.4 million for Other Non-Regulated, partially offset by an unfavorable $1.6 million in Corp. & Other). Additionally Corp. & Other includes the elimination (against the goodwill generated by the merger) of the tax benefits recorded by the segments in the amount of $9.1 million ($3.1 million related to Power Delivery and $6.0 million related to Other Non-Regulated). Additionally, during the third quarter of 2006 Pepco Holdings recorded a total increase of $.6 million in goodwill that resulted from a change in estimate related to pre-merger tax liabilities.

SEGMENT INFORMATION (Continued)

Nine Months Ended September 30, 2005 (As Restated)
(Millions of dollars)

	Power Delivery	Competitive Energy Segments Conectiv Energy	Pepco Energy Services	Other Non- Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$3,581.6	$1,913.6 (b)	$1,099.6	$63.7	$(655.9)	$6,002.6
Operating Expense (c)	3,060.7 (b)	1,821.5	1,069.8	4.5	(651.3)	5,305.2
Operating Income	520.9	92.1	29.8	59.2	(4.6)	697.4
Interest Income	4.9	23.1	1.5	77.1	(99.6)	7.0
Interest Expense	131.3	43.5	4.4	105.4	(30.2)	254.4
Other Income	15.6	5.1	1.5	4.4	5.8	32.4
Preferred Stock Dividends	1.9	-	-	1.8	(1.8)	1.9
Income Taxes	177.5	31.2	10.4	6.9	(25.6)	200.4
Extraordinary Item (net of income tax of $6.2 million)	9.0 (d)	-	-	-	-	9.0
Net Income (Loss)	239.7 (e)	45.6	18.0	26.6	(40.8)	289.1
Total Assets	8,792.4	2,224.9	639.0	1,390.4	1,137.0	14,183.7
Construction Expenditures	322.6	7.1	7.3	-	4.4	341.4

Note:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(658.4) million for Operating Revenue, $(654.1) million for Operating Expense, $(151.8) million for Interest Income, $(149.9) million for Interest Expense, and $(1.8) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $443.3 million for the nine months ended September 30, 2005.

(c) Includes depreciation and amortization of $316.6 million, consisting of $269.6 million for Power Delivery, $31.5 million for Conectiv Energy, $10.1 million for Pepco Energy Services, and $5.4 million for Other.

(d) Relates to ACE's electric distribution rate case settlement that was accounted for in the first quarter of 2005. This resulted in ACE's reversal of $9.0 million in after tax accruals related to certain deferred costs that are now deemed recoverable. This amount is classified as extraordinary since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

(e) Includes after-tax gain of $40.7 million from sale of non-utility land owned by Pepco at Buzzard Point.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	(Restated) 2005	2006	(Restated) 2005
	(In millions, except earnings per share)			
Operating Revenue				
Power Delivery	$ 1,660.7	$ 1,501.6	$ 4,014.9	$ 3,581.6
Competitive Energy	910.0	964.6	2,377.7	2,362.4
Other	19.2	17.4	65.8	58.6
Total Operating Revenue	2,589.9	2,483.6	6,458.4	6,002.6
Operating Expenses				
Fuel and purchased energy	1,721.9	1,539.7	4,169.7	3,635.6
Other services cost of sales	177.0	169.7	502.1	522.8
Other operation and maintenance	200.1	207.8	614.0	586.9
Depreciation and amortization	109.3	109.1	315.4	316.6
Other taxes	95.9	98.2	259.9	256.0
Deferred electric service costs	30.7	63.1	20.5	63.9
Impairment losses	12.6	-	19.1	-
Gain on sale of assets	(.4)	(72.3)	(2.2)	(76.6)
Total Operating Expenses	2,347.1	2,115.3	5,898.5	5,305.2
Operating Income	242.8	368.3	559.9	697.4
Other Income (Expenses)				
Interest and dividend income	4.3	3.9	12.0	7.0
Interest expense	(87.0)	(85.7)	(253.8)	(254.4)
(Loss) income from equity investments	(.4)	(.2)	.1	(3.2)
Other income	9.0	11.5	41.5	40.9
Other expenses	(2.1)	(1.9)	(10.0)	(5.3)
Total Other Expenses	(76.2)	(72.4)	(210.2)	(215.0)
Preferred Stock Dividend Requirements of Subsidiaries	.3	.6	1.0	1.9
Income Before Income Tax Expense and Extraordinary Item	166.3	295.3	348.7	480.5
Income Tax Expense	62.3	127.3	136.7	200.4
Income Before Extraordinary Item	104.0	168.0	212.0	280.1
Extraordinary Item (net of tax of $6.2 million)	-	-	-	9.0
Net Income	104.0	168.0	212.0	289.1
Retained Earnings at Beginning of Period	1,027.9	863.2	1,018.7	836.4
Dividends on Common Stock	(49.7)	(47.2)	(148.5)	(141.5)
Retained Earnings at End of Period	$ 1,082.2	$ 984.0	$ 1,082.2	$ 984.0
Basic and Diluted Share Information				
Weighted average shares outstanding	190.8	189.2	190.4	188.8
Earnings per share of common stock				
Before extraordinary item	$ .54	$ .89	$ 1.11	$ 1.48
Extraordinary item	-	-	-	.05
Total	$ .54	$ .89	$ 1.11	$ 1.53

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS	September 30, 2006	December 31, 2005
	(Millions of dollars)	
CURRENT ASSETS		
Cash and cash equivalents	$ 43.2	$ 121.5
Restricted cash	17.1	23.0
Accounts receivable, less allowance for uncollectible accounts of $38.3 million and $40.6 million, respectively	1,394.7	1,363.1
Fuel, materials and supplies-at average cost	334.3	340.1
Unrealized gains - derivative contracts	50.6	185.7
Taxes receivable	4.5	-
Prepaid expenses and other	102.1	118.3
Total Current Assets	1,946.5	2,151.7
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,409.2	1,431.3
Regulatory assets	1,203.2	1,202.0
Investment in finance leases held in trust	1,332.7	1,297.9
Prepaid pension expense	192.5	208.9
Other	373.0	414.0
Total Investments and Other Assets	4,510.6	4,554.1
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	11,699.7	11,384.2
Accumulated depreciation	(4,206.9)	(4,072.2)
Net Property, Plant and Equipment	7,492.8	7,312.0
TOTAL ASSETS	$ 13,949.9	$14,017.8

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2006	December 31, 2005
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 667.3	$ 156.4
Current maturities of long-term debt	752.1	469.5
Accounts payable and accrued liabilities	721.2	1,002.2
Capital lease obligations due within one year	5.3	5.3
Taxes accrued	-	322.9
Interest accrued	65.5	84.6
Other	408.5	358.4
Total Current Liabilities	2,619.9	2,399.3
DEFERRED CREDITS		
Regulatory liabilities	859.0	594.1
Income taxes	1,958.5	1,935.0
Investment tax credits	47.3	51.0
Other postretirement benefit obligations	296.9	284.2
Other	283.2	284.9
Total Deferred Credits	3,444.9	3,149.2
LONG-TERM LIABILITIES		
Long-term debt	3,643.0	4,202.9
Transition Bonds issued by ACE Funding	473.5	494.3
Long-term project funding	23.8	25.5
Capital lease obligations	113.7	116.6
Total Long-Term Liabilities	4,254.0	4,839.3
COMMITMENTS AND CONTINGENCIES		
PREFERRED STOCK OF SUBSIDIARIES		
Serial preferred stock	-	21.5
Redeemable serial preferred stock	24.4	24.4
Total Preferred Stock of Subsidiaries	24.4	45.9
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 191,341,342 shares and 189,817,723 shares outstanding, respectively	1.9	1.9
Premium on stock and other capital contributions	2,630.6	2,586.3
Accumulated other comprehensive loss	(108.0)	(22.8)
Retained earnings	1,082.2	1,018.7
Total Shareholders' Equity	3,606.7	3,584.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,949.9	$ 14,017.8

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended September 30, 2006	Three Months Ended September 30, (Restated) 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, (Restated) 2005
Regulated T&D Electric Sales				
Residential	5,571	5,746	13,493	14,159
Commercial	8,035	8,349	21,624	21,864
Industrial	1,068	1,151	3,113	3,273
Other	58	59	185	186
Total Regulated T&D Electric Sales	14,732	15,305	38,415	39,482
Default Electricity Supply Sales				
Residential	5,427	5,602	13,145	13,698
Commercial	3,668	4,222	12,114	11,297
Industrial	196	556	1,150	1,536
Other	23	31	100	128
Total Default Electricity Supply Sales	9,314	10,411	26,509	26,659

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended September 30, 2006	Three Months Ended September 30, (Restated) 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, (Restated) 2005
Regulated T&D Electric Revenue				
Residential	$ 196.8	$ 207.2	$ 457.4	$ 487.1
Commercial	199.1	223.0	535.2	552.6
Industrial	7.2	9.8	23.5	28.1
Other (Includes PJM)	51.0	63.6	178.8	184.9
Total Regulated T&D Electric Revenue	$ 454.1	$ 503.6	$ 1,194.9	$ 1,252.7
Default Supply Revenue				
Residential	$ 586.8	$ 426.0	$ 1,140.2	$ 919.9
Commercial	436.7	316.5	1,079.3	739.6
Industrial	25.8	39.0	87.6	99.9
Other (Includes PJM)	108.0	163.7	275.9	329.8
Total Default Supply Revenue	$ 1,157.3	$ 945.2	$ 2,583.0	$ 2,089.2
Other Electric Revenue	$ 15.3	$ 16.7	$ 43.1	$ 45.1
Total Electric Operating Revenue	$ 1,626.7	$ 1,465.5	$ 3,821.0	$ 3,387.0

Power Delivery Gas Sales and Revenue (Millions of dollars)	Three Months Ended September 30, 2006	Three Months Ended September 30, (Restated) 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, (Restated) 2005
Regulated Gas Sales (Bcf)				
Residential	.4	.5	4.6	5.9
Commercial	.4	.5	3.1	3.9
Industrial	.2	.2	.5	.7
Transportation and Other	1.4	1.0	4.5	4.1
Total Regulated Gas Sales	2.4	2.2	12.7	14.6
Regulated Gas Revenue				
Residential	$ 8.9	$ 8.7	$ 88.3	$ 86.0
Commercial	7.6	6.4	55.4	48.3
Industrial	2.1	1.7	7.9	7.3
Transportation and Other	1.2	1.0	3.8	3.4
Total Regulated Gas Revenue	$ 19.8	$ 17.8	$ 155.4	$ 145.0
Other Gas Revenue	$ 14.2	$ 18.3	$ 38.5	$ 49.6
Total Gas Operating Revenue	$ 34.0	$ 36.1	$ 193.9	$ 194.6
Total Power Delivery Operating Revenue	$ 1,660.7	$ 1,501.6	$ 4,014.9	$ 3,581.6

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
Heating Degree Days	32	7	2,410	2,895
20 Year Average	30	32	2,733	2,723
Percentage Difference from Average	6.7%	-78.1%	-11.8%	6.3%
Percentage Difference from Prior Year	357.1%		-16.8%	
Cooling Degree Days	1,014	1,192	1,365	1,530
20 Year Average	941	923	1,306	1,289
Percentage Difference from Average	7.8%	29.1%	4.5%	18.7%
Percentage Difference from Prior Year	-14.9%		-10.8%	

CONECTIV ENERGY

	Three Months Ended				
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Gigawatt Hour Supply (GWh)					
Merchant Generation output sold into market	1,753	827	803	967	2,382
Full Requirements Load Service	1,831	1,885	3,440	3,369	4,275
Total Sales	3,584	2,712	4,243	4,336	6,657
Around-the-clock Market Prices ($/MWh) PJM - East (1)	$61.33	$48.02	$58.28	$77.33	$83.24
On Peak Market Prices ($/MWh) PJM - East (1)	$80.66	$61.01	$63.42	$98.20	$108.62
Gas Price - M3 (Market Area) ($/MMBtu) (1)	$6.66	$7.04	$8.46	$12.95	$10.43
Merchant Generation Margin per MWh (Revenue Less Cost of Goods Sold $/MWh)	$38.3	$45.8	$86.7	$46.6	$42.0
Merchant Generation Margin Key Drivers: (Percentage of Total) (2)					
West to East Hub Congestion	11%	0%	2%	5%	26%
Power & Fuel Hedges	-32%	17%	54%	-52%	-64%
Ancillary Services & Hourly Flexibility Premium	9%	14%	19%	22%	10%
Fuel Switching	2%	0%	2%	11%	7%
PJM Capacity (ICAP)	8%	7%	5%	9%	8%
Energy Spark Spreads	102%	62%	18%	105%	113%

Note:
(1) Daily average.
(2) Estimate.

CONECTIV ENERGY - (continued)

Operating Summary (Millions of dollars)	Three Months Ended September 30, 2006		Three Months Ended September 30, 2005 Restated	Nine Months Ended September 30, 2006		Nine Months Ended September 30, 2005 Restated
Gigawatt Hour Supply (GWh)						
Merchant Generation output sold into market	1,753	(1)	2,382	3,383	(2)	4,628
Full Requirements Load Service	1,831	(3)	4,275	7,156	(3)	10,864
Total Sales	3,584		6,657	10,539		15,492
Operating Revenue:						
Merchant Generation	$353.7		$426.3	$889.6		$904.2
Full Requirements Load Service	36.2		93.6	185.8		240.3
Other Power, Oil, and Gas Marketing	243.7		300.1	623.7		769.1
Total	633.6		820.0	1,699.1		1,913.6
Cost of Goods Sold:						
Merchant Generation	286.5		326.3	714.9		693.6
Full Requirements Load Service	26.1		104.7	182.0		250.2
Other Power, Oil, and Gas Marketing	235.4		300.8	605.5		769.7
Total	548.0		731.8	1,502.4		1.713.5
Gross Margin Detail:						
Merchant Generation	67.2	(1)	100.0	174.7	(2)	210.6
Full Requirements Load Service	10.1	(4)	(11.1)	3.8	(4)	(9.9)
Other Power, Oil, and Gas Marketing	8.3	(5)	(0.7)	18.2	(5)	(0.6)
Total	85.6		88.2	196.7		200.1
Operating and Maintenance Expenses	29.0	(6)	25.4	86.6	(6)	71.1
Depreciation	9.0		8.7	27.2	(7)	31.5
Taxes Other Than Income Taxes	1.3		0.8	3.0		2.1
Impairment Loss	-		3.3	-		3.3
Gain on Sale of Assets	-		-	0.4		-
Other Operating Expenses	39.3		38.2	117.2		108.0
Operating Income	$46.3		$50.0	$79.5		$92.1

Notes:

(1) Lower Merchant Generation output during the third quarter of 2006 compared to the 2005 quarter was due to milder summer weather, higher oil prices and an unplanned outage at Hay Road. Lower Merchant Generation margins were driven by the lower output.

(2) Lower Merchant Generation output during the first nine months of 2006 compared to the 2005 period was due primarily to milder weather and higher fuel oil prices which led to reduced dispatch of the Mid-Merit units. Lower Merchant Generation margins in 2006 resulted from lower run time and lower operating margins from the Mid-Merit fleet partially offset by favorable hedge results due primarily to falling power prices during the first quarter.

(3) Lower Full Requirements Load Service sales during the third quarter of 2006 compared to the 2005 quarter resulted from the loss of the Delaware POLR load contract in April 2006, which was partially offset with new Standard Offer Service (SOS) contracts. For the first nine months of 2006, Full Requirement Load Service sales were down due to the termination of the Delaware POLR load contract, partially offset by a net increase in SOS and municipal load contracts.

(4) Higher Full Requirements Load Service margins in the third quarter of 2006 compared to the 2005 quarter resulted primarily from increased margins associated with new SOS contracts, lower supply cost and a mark-to-market gain on a supply contract.

For the first nine months of 2006 compared to the 2005 period, the higher Full Requirements Load Service margins resulted primarily from increased margins from new SOS contracts, lower supply cost and a mark-to-market gain on a supply contract, partially offset by the expiration of favorable hedge contracts.

Full Requirements Load Service is hedged by both contract purchases with third parties and by Conectiv Energy generation. Conectiv Energy generation is transfer priced at either an agreed upon fixed transfer price for defined quantities established at the time the SOS contract is entered into or at the PJM price for each hour, multiplied by the MWhs required by the Full Requirements Load (after reducing the load by the contract purchases, including fixed priced purchases from Conectiv Generation). This transfer pricing mechanism subjects the Full Requirements Load Service to some energy price volatility but does provide a partial hedge for the Merchant Generation output.

(5) Higher Other Power, Oil and Gas Marketing Services margins during the third quarter of 2006 compared to the 2005 quarter resulted primarily from improved oil marketing margins.

Higher Other Power, Oil and Gas Marketing Services margins during the first nine months of 2006 compared to the 2005 period resulted primarily from improved oil, power and natural gas marketing results.

(6) Higher operating and maintenance expenses during the third quarter of 2006 compared to the 2005 quarter were experienced primarily due to higher maintenance expenses and an unplanned generator outage. Higher operating and maintenance expenses were experienced during the first nine months of 2006 compared to the 2005 period primarily due to higher maintenance expenses at power plants due to the timing of the maintenance and an unplanned generator outage.

(7) Lower depreciation expense in the first nine months of 2006 compared to the 2005 period is due to an adjustment to reflect the results of an asset life study which increased the estimated remaining life of the power plants.

PEPCO ENERGY SERVICES

Operating Summary

(Millions of dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005 (Restated)	2006	2005 (Restated)
Operating Revenue	$488.3	$425.8	$1,205.5	$1,099.6
Cost of Goods Sold	456.8	393.2	1,104.4	1,006.3
Gross Margin	31.5	32.6	101.1	93.3
Gross Margin Detail:				
Retail Energy Supply	9.4 (1)	7.1	46.9 (2)	39.0
Energy Services	14.9 (3)	13.9	45.4 (4)	38.1
Power Generation	7.2 (5)	11.6	8.8 (5)	16.2
Total	31.5	32.6	101.1	93.3
Operation and Maintenance Expenses	16.4	18.2	50.7	53.4
Depreciation	3.0	3.4	8.8	10.1
Impairment Loss	12.6 (6)	-	19.1 (6)	-
Operating Expenses	32.0	21.6	78.6	63.5
Operating (Loss) Income	$ (0.5)	$11.0	$ 22.5	$ 29.8

Notes:

(1) Retail Energy Supply gross margin increased quarter-over-quarter primarily due to higher electric volumes and more favorable supply costs.

(2) Retail Energy Supply gross margin increased year-over-year primarily due to more favorable supply costs and gains on the sale of excess energy supply.

(3) Energy Services gross margin increased quarter-over-quarter due to higher construction activity.

(4) Energy Services gross margin increased year-over-year due to higher construction activity and higher thermal energy sales.

(5) Power Generation gross margin decreased for the quarter and year-to-date compared to 2005 due to lower generation output.

(6) Impairment loss on certain Pepco Energy Services' assets associated with its energy services business.